[ING LOGO]

February 15, 2008

VIA EDGAR

Mr. Brion R. Thompson, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:         ING Mutual Funds

(File Nos. 033-56094; 811-07428)

ING Mayflower Trust

(File Nos. 033-67852; 811-7978)

Dear Mr. Thompson:

This letter responds to comments provided to Kim Palmer and Paul A. Caldarelli on February 8, 2008 to Post-Effective Amendment No. 130 to the Registration Statement on Form N-1A for ING Mutual Funds and Post-Effective Amendment No. 66 to the Registration Statement on Form N-1A for ING Mayflower Trust (each, a “Registrant” and collectively, “the Registrants”) with regard to the prospectuses (each, a “Prospectus,” and collectively, the “Prospectuses”) for the various classes and the statements of additional information (“SAIs”). Our summary of the comments and our responses thereto are provided below and, where appropriate, attached are marked pages from the Prospectus and SAI.

The discussion below focuses on the Class A, Class B and Class C Prospectus.  Conforming changes were made, where applicable, to the Class I and Class Q Prospectus and the Class O Prospectus.  Also, responses to comments provided for the Class A, Class B and Class C Prospectus of ING Diversified International Fund are included.

In addition, attached is the requested Tandy Letter (Attachment A).

CLASS A, CLASS B, CLASS C AND CLASS M PROSPECTUS

ING Global Equity Dividend Fund, ING Global Natural Resources Fund, ING Global Real Estate Fund and  ING Global Value Choice Fund (pages 4, 6, 8 and 10, respectively)

Comment:  With respect to the use of “Global” in the name of ING Global Equity Dividend Fund, ING Global Natural Resources Fund, ING Global Real Estate Fund and ING Global Value Choice Fund, the Staff requested clarification of the manner in which each Fund is diversified in a number of different countries located throughout the world, one of which may be the U.S, pursuant to Rule 35d-1.  In addition, the Staff requested proof that a significant portion of the assets of ING Global Equity Dividend Fund, ING Global Natural Resources Fund, ING Global Real Estate Fund, ING Global Value Choice Fund and ING Global Bond Fund will be invested in countries outside the U.S.

Response:  We believe the disclosure indicating the Funds will invest in a “number of different countries” is consistent with the guidance provided by the U.S. Securities and Exchange Commission (“SEC”) in footnote 42 of the Investment Company Act release number 24828.

ING Global Equity Dividend Fund, ING Global Natural Resources Fund, ING Global Value Choice Fund and ING Disciplined International SmallCap Fund (pages 4, 6, 10 and page 14, respectively)

Comment:   With respect to the use of the phrases “located in countries with emerging securities markets,” in the Principal Investment Strategies of ING Global Equity Dividend Fund and ING Global Value Choice Fund and “located in a number of different countries” in the Principal Investment Strategies of ING Global Natural Resources Fund and ING Disciplined International SmallCap Fund, Staff requested clarification of how the Funds determine the issuer of a security is in a specific country.  The Staff commented that the phrase “located in” is not a sufficient test of whether an issuer is in a country with emerging securities markets and will be exposed to the risks and economic consequences associated with that country.

Response:  We believe that this disclosure is consistent with the guidance provided by the U.S. Securities and Exchange Commission (“SEC”).

ING Disciplined International SmallCap Fund (page14)

Comment:   The Staff requested that the Registrant provide the market capitalization range of the S&P/Citigroup Extended Market Index World Ex. U.S.

Response:  The range of companies in the S&P/Citigroup Extended Market Index World Ex. U.S. as of December 31, 2007 was between $14.6 million and $25.7 billion.

ING Emerging Countries Fund (page16)

Comment: With respect to roman numeral (iii) in the Principal Investment Strategy which reads, “the issuer is listed on a securities exchange in a country with an emerging securities market,” the Staff commented that the item should read “the issuer is listed principally on a securities exchange in a country with an emerging securities market.”

Response:  We believe that this disclosure is consistent with the guidance provided by the U.S. Securities and Exchange Commission (“SEC”).

ING Greater China Fund (Management of the Funds – Performance of a Similar Mutual Fund Managed by the IIM Asia Pacific Investment Team, page 70)

Comment:  The Staff requested confirmation of the absence of any other similar mutual funds or private accounts managed by the IIM Asia Pacific Investment Team.

Response:  The Registrant confirms that there are no other similar mutual funds or accounts that the IIM Asia Pacific Investment Team currently manages.

CLASS A, CLASS B AND CLASS C –

ING DIVERSIFIED INTERNATIONAL FUND

Comment:  The Staff commented that the composites for ING International Capital Appreciation Fund and ING International Value Choice Fund, Underlying Funds of ING Diversified International Fund, should be removed because Hansberger Global Investors, Inc. (“HGI”) and Tradewinds Global Investors, LLC (“Tradewinds”) are not the Advisers to ING International Capital Appreciation Fund and ING International Value Choice Fund, respectively.  ING Investments, LLC is the Adviser to both Funds.

Response:  We respectfully disagree.  We note that the general instructions to Form N-1A contemplate that a fund may include any information, even non-required information such as composite performance, “provided that such information is not incomplete, inaccurate, or misleading” and does not, “by virtue of its nature, quantity, or manner of presentation, obscure or impede understanding of the information that is required to be included.”

A long line of no-action letters suggests that composite performance may meet those standards.  Such no-action letters do not turn on whether the entity advising the composite accounts is the same entity exerting nominal oversight over a sub-advised fund.  Rather, such no-action letters focus on the manner in which composite performance is compiled to ensure that the comparison is not misleading.  Indeed, in Bramwell Growth Fund,(1) the Staff permitted inclusion of past performance from an advisory entity that was completely distinct from the new fund’s advisor.  In Bramwell, the key fact was that personnel responsible for new fund “played a significant part” in achieving the prior performance.  Using the same analysis for these Funds, inclusion of a composite of Sub-Adviser performance is appropriate because the entities actually responsible for day-to-day management of both the composites and the Funds are the same.  Accordingly, the composite information has not been removed from the registration statement.

(1) Bramwell Growth Fund (pub. avail. Aug. 7, 1996).

Should you have any questions or comments regarding this letter, please contact the undersigned at 480.477.2649.

Very truly yours,

/s/Paul A. Caldarelli
Paul A. Caldarelli
Counsel
ING U.S. Legal Services

Attachment

cc:           Huey P. Falgout, Jr., Esq.

                 ING Investments, LLC

                Jeffrey S. Puretz, Esq.

                 Dechert LLP

                Reza Pishva

                 Dechert LLP

Attachment A

[ING LOGO]

February 15, 2007

VIA EDGAR

Mr. Brion R. Thompson, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:         ING Mutual Funds

(File Nos. 033-56094; 811-07428)

ING Mayflower Trust

(File Nos. 033-67852; 811-7978)

Dear Mr. Thompson:

ING Mutual Funds and ING Mayflower Trust (the “Registrants”) are responsible for the adequacy and accuracy of the disclosure in this filing.  Further, the Registrants recognize that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, does not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing.  Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrants will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.  This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480.477.2666.  Thank you.

Regards,

/s/Huey P. Falgout, Jr.
Huey P. Falgout, Jr.
Chief Counsel
ING U.S. Legal Services

Attachments

cc:           Jeffrey Puretz, Esq.

                Dechert LLP